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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 13F

                      FORM 13F COVER PAGE
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Report for the Calendar Year or Quarter Ended 12/31/07

Check here if Amendment   [   ]; Amendment Number:
This Amendment (Check only one.):   [   ] is a restatement.
                                    [   ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: INTEGRAL CAPITAL MANAGEMENT VIII, LLC
Address: 3000 Sand Hill Road
                 Building 3, Suite 240
                 Menlo Park
                 California 94025

13F File Number:

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Pamela K. Hagenah
Title: Manager
Phone: 650-233-3506

Signature, Place and Date of signing:

                 /s/ Pamela K. Hagenah

                 Pamela K. Hagenah   Menlo Park, California   February 12, 2008
                 [Signature]   [City, State]   [Date]

Report type (Check only one.):

[X]   13F HOLDINGS REPORT.

[ ]   13F NOTICE.

[ ]   13F COMBINATION REPORT.

<PAGE>

FORM 13F SPECIAL ELECTRONIC FILING INSTRUCTIONS Continued

FORM 13F SUMMARY PAGE

List of Other Managers Reporting for this Manager:

I AM SIGNING THIS REPORT AS REQUIRED BY THE SECURITIES EXCHANGE ACT OF 1934.

Report Summary:

Number of Other Included Managers:	-0-
Form 13F Information Table Total:	24
Form 13F Information Table Value Total: (thousands)	$118,376

List of Other Included Managers:

No.	13 F File Number	Name
NONE		

<PAGE>

INTEGRAL CAPITAL MANAGEMENT VII, LLC
FORM 13F INFORMATION TABLE
AS OF 12/31/07

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
AFFYMETRIX INC.	COMM STK	00826T108	3,481	150,450	SH		SOLE		150,450	0	0
AKAMAI TECHNOLOGIES INC	COMM STK	00971T101	6,920	200,000	SH		SOLE		200,000	0	0
AIRVANA INC	COMM STK	00950V101	2,335	430,000	SH		SOLE		430,000	0	0
ARIBA INC	COMM STK	04033V203	3,260	292,400	SH		SOLE		292,400	0	0
BIOFORM MEDICAL INC	COMM STK	09065G107	2,049	300,000	SH		SOLE		300,000	0	0
BLUE COAT SYSTEMS INC	COMM STK	09534T508	2,630	80,000	SH		SOLE		80,000	0	0
CEPHALON INC	COMM STK	156708109	6,100	85,000	SH		SOLE		85,000	0	0
DIVX INC.	COMM STK	255413106	4,163	297,360	SH		SOLE		297,360	0	0
FOCUS MEDIA HLDG LTD	SPNSRD ADR	34415V109	7,669	135,000	SH		SOLE		135,000	0	0
GENENTECH INC	COMM STK	368710406	4,024	60,000	SH		SOLE		60,000	0	0
GENOMIC HEALTH INC	COMM STK	37244C101	9,056	400,000	SH		SOLE		400,000	0	0
GILEAD SCIENCES INC	COMM STK	375558103	1,840	40,000	SH		SOLE		40,000	0	0
GOOGLE INC	COMM STK	38259P508	8,989	13,000	SH		SOLE		13,000	0	0
INFINERA CORPORATION	COMM STK	45667G103	3,798	255,950	SH		SOLE		255,950	0	0
INTERNAP NETWORK SVCS CORP	COMM STK	45885A300	5,415	650,000	SH		SOLE		650,000	0	0
LUMINEX CORP	COMM STK	55027E102	3,654	225,000	SH		SOLE		225,000	0	0
NEUROMETRIX INC	COMM STK	641255104	4,636	503,879	SH		SOLE		503,879	0	0
NVIDIA CORP	COMM STK	67066G104	5,103	150,000	SH		SOLE		150,000	0	0
PALM INC	COMM STK	696643105	6,175	974,000	SH		SOLE		974,000	0	0
RESEARCH IN MOTION LTD	COMM STK	760975102	5,897	52,000	SH		SOLE		52,000	0	0
SKILLSOFT PLC	SPNSRD ADR	830928107	3,824	400,000	SH		SOLE		400,000	0	0
SOMANETICS CORP	COMM STK	834445405	4,730	200,000	SH		SOLE		200,000	0	0
SONUS NETWORKS INC	COMM STK	835916107	7,113	1,220,000	SH		SOLE		1,220,000	0	0
VOLTERRA SEMICONDUCTOR COP	COMM STK	92870B106	5,515	500,000	SH		SOLE		500,000	0	0
GRAND TOTAL			$118,376								

</TABLE>